FOR IMMEDIATE RELEASE

Investor Relations Contact:                          Public Relations Contact:
Andrew Hellman                                 Kelly Cinelli or Veronica Welch
CEOcast                                                       CW&R Partners
(212)732-4300                                               (508) 222-4802
adhellman@ceocast.com                                kelly@cwrpartners.com or
---------------------                                ---------------------
                                                         ronnie@cwrpartners.com


             i2Telecom Announces Repayment of Convertible Debenture
  Transaction Allows Company To Retire 100 Million Shares of Common Stock and Eliminates Future Rights to Convert Debt into Common Stock; Company's CEO and Members of the Board of Directors and Advisory Board Participate in New
                                Private Placement
ATLANTA--January 16, 2007--i2Telecom International, Inc. ("i2Telecom(R)") (OTCBB: ITUI), a pioneer in ultra-portable high quality Voice-over-Internet Protocol (VoIP) products and services, today announced that it has repaid in full its outstanding loans to Cornell Capital Partners, LP (the "Lender"). The loans were originally structured in the form of three convertible debentures with a face amount totaling $1,750,000. To fund the repayment of the debt, the Company utilized a combination of cash flow from operations, funds raised in recent private placements and proceeds from a new non-convertible loan. The Company's CEO Paul Arena and members of the Board of Directors and Advisory Board participated in the private placement.
"I'm extremely pleased that we have fully satisfied this sizeable debt obligation that has adversely impacted the trading in our common stock for some time," commented Paul Arena, Chief Executive Officer of i2Telecom International, Inc. "The elimination of future conversions of debt into equity reduces potential dilution of existing shareholders and represents the passing of an important milestone for the Company. Approximately 100 million shares of common stock that served as collateral for the loans will be retired to the Company's treasury as a result of the repayment of all outstanding principal and interest due to the Lender." "Reflecting my confidence in the future direction of our business, I personally invested in the private placements along with members of our Board of Directors and Advisory Board members. In addition, I accepted a reduction in my salary to $1 annually last June, and the compensation of our senior management team has been reduced by 50%. The lower costs along with increased revenues has helped to lower our operating `cash burn rate' to less than $30,000 last month." Pursuant to an agreement between i2Telecom and the Lender, the Company recently delivered a principal reduction payment of approximately $1.7 million to the Lender, which included a required 20% redemption fee premium and all accrued interest. The redemption fee premium was a negotiated provision to enable the Company to retire the debt and remove the Lender's right to convert any further amounts of debt into the Company's common stock. The lender previously converted $425,000 of the outstanding debt into common shares of the Company. About i2Telecom International i2Telecom International, Inc. (OTCBB: ITUI) is a pioneer in ultra-portable high quality Voice-over Internet Protocol (VoIP) products and services employing best-of-breed VoIP technology. The Company has operations in Atlanta, Georgia and controls its own proprietary and patent-pending technology, and uses a combination of its own network and the Internet to deliver high-quality phone calls, streaming video and text chat. i2Telecom International provides VoiceStick(R), InternetTalker(R), Digital Communications Portal communications and microgateway adapters for VoIP long-distance streaming video, text chat and other enhanced communication services to subscribers. Its proprietary technology platform is compliant with the Session Initiation Protocol ("SIP") telecommunications industry standard. i2Telecom International's revenue model includes recurring monthly subscriptions and prepaid services, as well as revenue from the sale of its integrated access devices, call minute termination fees and royalties from original equipment manufacturers. For additional information visit www.i2telecom.com or www.voicestick.com or call 404-567-4750. SAFE HARBOR Statement Under the Private Securities Litigation Reform Act. With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including, but not limited to, product acceptance, economic, competitive, governmental, results of litigation, technological and/or other factors which are outside the control of the company. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial or equity markets, technological changes, and other business risk factors. i2Telecom(R) does not assume, and expressly disclaims, any obligation to update these forward-looking statements.